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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52535

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC RECEIVED DEC 16 2004 PROCESSING WASH. SECTION

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pension Dynamics Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Contra Costa Blvd., Suite 400
(No. and Street)

Pleasant Hill California 94523-3955
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J Butler (925) 956-0505
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 Northridge California 91324
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Stephen J Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Dynamics Securities Corporation, as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of CONTRA COSTA
Subscribed and sworn (or affirmed) to before me this 17th day of NOVEMBER, 2004

[signature]
Notary Public

[signature]
Signature

PRESIDENT
Title

CLAUDIA BOGNER
Commission # 1291112
Notary Public - California
San Francisco County
My Comm. Expires Feb 12, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pension Dynamics Securities Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2004

BD

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Pension Dynamics Securities Corporation

I have audited the accompanying statement of financial condition of Pension Dynamics Securities Corporation as of September 30, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pension Dynamics Securities Corporation as of September 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
November 4, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ∘ FAX (818) 886-1924
BreardCPA@aol.com

Pension Dynamics Securities Corporation
Statement of Financial Condition
September 30, 2004

ASSETS

Cash and cash equivalents	$ 44,758
Commissions receivable	730
Total assets	$ 45,488

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 6,283
Income taxes payable	16,900
Total liabilities	23,183
Stockholder's equity	
Common stock, no par value, 10,000,000 shares authorized, 10,000 shares issued and outstanding	72,600
Accumulated deficit	(50,295)
Total stockholder's equity	22,305
Total liabilities and stockholder's equity	$ 45,488

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Income
For the Year Ended September 30, 2004

Revenues	
Commissions	$ 140,373
Investment income	3,055
Unrealized gains (losses)	13,950
Interest income	972
Other income	101
Total revenues	158,451
Expenses	
Occupancy and equipment rental	83,400
Taxes, licenses and fees, other than income taxes	1,902
Other operating expenses	19,600
Total expenses	104,902
Income before income taxes	53,549
Income tax provision	11,464
Net income	$ 42,085

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2004

	Common Stock	Retained Earnings Accumulated (Deficit)	Total
Balance, September 30, 2003	$ 72,600	$ (3,430)	$ 69,170
Property Distribution	–	(88,950)	(88,950)
Net income (loss)	–	42,085	42,085
Balance, September 30, 2004	$ 72,600	$ (50,295)	$ 22,305

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Cash Flows
For the Year Ended September 30, 2004

Cash flows from operating activities:		
Net income (loss)		$ 42,085
Adjustments to reconcile net income to net cash and cash equivalents used in operating activities:		
Valuation of marketable securities to market	$ (13,950)	
(Increase) decrease in assets:		
Commissions receivable	(115)	
Increase (decrease) in liabilities:		
Accounts payable	5,668	
Income taxes payable	16,100	
Deferred income taxes payable	(5,436)	
Total adjustments		2,267
Net cash and cash equivalents used in operating activities		44,352
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		44,352
Cash and cash equivalents, at beginning of year		406
Cash and cash equivalents, at end of year		$ 44,758
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ –	
Cash paid for income taxes	$ –	

On June 30, 2004, the Company transfer its investment in marketable securities valued at $88,950 to one of its shareholder.

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Notes to Financial Statements
September 30, 2004

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pension Dynamics Securities Corporation (the "Company") was incorporated in the state of California on September 17, 1999. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC).

The Company operates as a retail broker/dealer in mutual funds, on a fully disclosed basis, whereby the Company does not hold customer funds or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

Accounts receivable represent commission earned on securities transactions, which are recorded on the trade date basis.

The Company considers all investments that are purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents.

Deferred income taxes are provided under the Statement of Financial Accounting Standards No. 109. This standard provides a balance sheet approach to income tax accounting. The principal difference between the financial reporting and tax basis of the assets and liabilities is the unrealized appreciation on the Company's marketable securities.

Note 2: INCOME TAXES

The provision for income taxes at September 30, 2004 consisted of the following:

Current federal taxes	$ 10,151
Current state taxes	6,749
Current tax provision	16,900
Federal deferred taxes	(3,420)
State deferred taxes	(2,016)
Deferred tax provision	(5,436)
Total income tax provision	$ 11,464

The income tax benefits are composed of deferred taxes, net of the state franchise tax. Deferred income taxes arise due to the unrealized gains on marketable securities, at market value and different accounting methods used for income tax accounting and accounting principles generally accepted in the United States of America.

Note 3: RELATED PARTY TRANSACTIONS

In December of 2000, the Company entered into a written agreement with Pension Dynamic Corporation ("PDC"), a company under common control, whereby PDC would provide office space, equipment, accounting and staffing to maintain the Company's operations. The Company agreed to pay PDC a variable amount for rent and administrative costs, between $3,000 and $10,000 per month, which could be altered quarterly should the Company fall close to its required net capital. Under this agreement the Company paid PDC $83,400 in occupancy and equipment rental, and an additional $5,000 in administrative fees included in operating expenses for the year ended September 30, 2004.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support

Note 4: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 5: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day.

Note 5: NET CAPITAL REQUIREMENTS
(Continued)

On June 30, 2004, the Company transferred $88,950 of its investment in marketable securities to one of its shareholder. The Company recognized $13,950 in income for this transfer. However,

the Company realized an additional $22,800 in taxable income for income tax purposes. As a result of this transfer, and due to the timing of the Company's recognition of higher income tax expense, the unexpected income taxes caused a net capital deficiency on September, 2004 of $2,695. At September 30, 2004, the Company's ratio of aggregate indebtedness ($23,183) to net capital was 1.04 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a material difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 44,302
Adjustments:		
Accumulated deficit	$ (21,997)	
Total adjustments		(21,997)
Net capital per audited statements		$ 22,305

Adjustments of $21,997 includes a $16,900 adjustment for income taxes, and another $5,097 in accrual adjustments.

Pension Dynamics Securities Corporation
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of Year Ended September 30, 2004

Computation of net capital		
Common stock	$ 72,600	
Accumulated deficit	(50,295)	
Total stockholder's equity		$ 22,305
Net capital before haircuts		22,305
Non-allowable assets and haircuts		–
Net capital		22,305
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 94	
Minimum dollar net capital required	$ 25,000	
Net capital required (greater of above)		(25,000)
Excess net capital		$ (2,695)

Ratio of aggregate indebtedness to net capital 1.04:1

There was a material difference of $21,997 in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. See Note 6.

See independent auditor's report.

Pension Dynamics Securities Corporation
Schedule II-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2004

A computation of reserve requirements is not applicable to Pension Dynamics Securities Corporation as the Company qualifies for exemption under rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Pension Dynamics Securities Corporation
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of September 30, 2004

Information relating to possession or control requirements is not applicable to Pension Dynamics Securities Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Pension Dynamics Securities Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended September 30, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Pension Dynamics Securities Corporation

In planning and performing my audit of the financial statements and supplemental schedules of Pension Dynamics Securities Corporation ("the Company"), for the year ended September 30, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by Pension Dynamics Securities Corporation including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
November 4, 2004